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Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

        The following table sets forth the Company's historical ratios of earnings to fixed charges for the periods indicated. The historical ratios are prepared on a consolidated basis in accordance with U.S. GAAP.

        Earnings (loss) before fixed charges consist of: (1) income (loss) before income tax (expense) benefit; and (2) fixed charges. Interest and other debt expense primarily consists of: (1) interest and fees incurred related to various debt and commodity hedging agreements; (2) the impact of changes in the market value of interest rate swaps; (3) amortization of original issue discount on Original Notes and Floating Rate Notes; and (4) amortization of deferred financing costs associated with various debt, commodity and commodity hedging agreements.

	Nine Months Ended March 31, 2010
		Fiscal Year Ended June 30,
		2009	2008	2007	2006	2005
		($ in thousands)
Earnings before fixed charges:
Income (loss) before income taxes	$22,585	$(127,450)	$41,948	$(22,293)	$(66,783)	$41,230
Interest and other debt expense	29,058	45,735	37,911	37,316	4,261	3,472
Estimated interest portion of rental expense(1)	321	450	445	514	175	129

Earnings (loss) before fixed charges	$51,964	$(81,265)	$80,304	$15,537	$(62,347)	$44,831

Fixed charges:
Interest and other debt expense	$29,058	$45,735	$37,911	$37,316	$4,261	$3,472
Estimated interest portion of rental expense	321	450	445	514	175	129

Total fixed charges	$29,379	$46,185	$38,356	$37,830	$4,436	$3,601

Ratio of earnings to fixed charges(2)	1.77x	—	2.09x	—	—	12.45x

(1)
The interest portion of rental expense is estimated to be 33% of total rental expense.

(2)
The ratio of earnings to fixed charges was less than one-to-one for each of the fiscal years ended June 30, 2009, 2007 and 2006. Earnings were insufficient to cover fixed charges by $127.4 million, $22.3 million and $66.8 million for the fiscal years ended June 30, 2009, 2007 and 2006, respectively.

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  Exhibit 12
Computation of Ratio of Earnings to Fixed Charges